Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 of our report dated March 15, 2021 (except for the exchange ratio as detailed in Note 12, as to which the date is September 21, 2021), with respect to the consolidated financial statements of Ensysce Biosciences, Inc. as of December 31, 2020 and 2019 and for the years then ended (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), and to the reference to us under the heading “Experts” included in the prospectus, which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

October 25, 2021